August 20, 2010

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:           First Advantage Bancorp
Form 10-K for fiscal year December 31, 2009
Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010
File Number 001-33682

Dear Mr. Webb:

We have reviewed the comments on the First Advantage Bancorp (the “Company”) Form 10-K for fiscal year December 31, 2009 and Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 provided in your letter dated August 13, 2010.  We appreciate your comments and respectfully submit our responses for your review.  Our responses are aligned with the sequential number of the comments in your letter dated August 13, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009 -General

Comment:

1.
Please revise your future fillings to disclose how you evaluate loans with interest reserves for collectability prior to the loan’s maturity. Discuss how you monitor the collateral and projects over the life of the loan. Identify instances during the periods presented where you have extended additional interest reserves on existing loan relationships beyond the amounts contemplated at origination.

Response:

Please be advised that the Company will include the requested information in future filings.

Balance Sheet Analysis – Loans, page 33

Comment:

2.
We note your disclosure on page 34 that “The balance of one-to-four family loans increased during the year primarily due to the migration of maturing one-to-four family construction loans to permanent one-to-four family loans.” Please revise your future filings to disclose whether these loans were made on market terms and whether this trend is typical of your normal lending activities or a result of the borrower’s lack of ability to find financing elsewhere. If these loans are not made on market terms, please disclose how you concluded that they should not be accounted for as troubled debt restructurings.

Response:

Please be advised that the Company will include the requested information in future filings.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Comment:

3.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulations S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response:

Please be advised that the Company will provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5 in its future filings.

Item 8. Financial Statements and Supplementary Data – General

Comment:

4.
We note your statement on page 53 that your financial statements are included beginning on page F-1. We also note that in your EDGAR filings, it appears that your financial statements are “tagged” as being Exhibit 99.15. Please correct your future Form 10-K filings so that your financial statements are filed and “tagged” in accordance with the rules and requirements of Form 10-K and Regulation S-K.

Response:

Please be advised that the Company will correct its future filings to ensure they are “tagged” correctly in accordance with the rules and requirements of Form 10-K and Regulation S-K.

Consolidated Statements of Operations, page F-3

Comment:

5.
Please revise your future filings to present your earnings per share on the face of your Statements of Operations for the periods presented. Refer to Section 9-04 of Regulation S-X. Similarly, please present earnings per share in your presentation of Selected Financial Data on page 28. Refer to Item 301 of Regulation S-K.

Response:

Please be advised that the Company will include the requested information in future filings.

Note 5: Loans and Allowance for Loan Losses, page F-16

Comment:

6.	Please revise your disclosure in future filings to disclose the amount of allowance for loan losses related to your impaired loans. Refer to ASC 310-10-50-15.

Response:

Please be advised that the Company will include the requested information in future filings.

Comment:

7.	Please revise your future filings beginning in your next Form 10-Q to address the following:

•	Please provide the disclosures required by ASC 310-40-50 related to loans accounted for as troubled debt restructurings (“TDR”) or revise to confirm you had none.

•	Quantify such loans by type of modification. Please disclose whether you make modifications to loans that you do not account for as TDRs.

•	If so, please disclose what types of modifications you make by major loan portfolio, and disclose your basis for not accounting for these modifications as TDRs.

•	If the modifications relate to a short term deferral of principle or interest, please disclose how you define short-term for the purposes of concluding that a modification does not constitute a TDR.

•
If you continue to believe these other modifications were not TDRs, tell us and disclose in future filings whether the allowance related to the restructured loans would have been materially the same if it had been computed under ASC 310 (SFAS 114).

Response:

Please be advised that the Company will include the requested information in future filings beginning with its next Form 10-Q.

Note 15: Disclosures About Fair Value of Financial Instruments, page F-27

Comment:

8.
We note your disclosure that the fair value of loans held for sale is determined based on specific prices committed to be paid for each individual loan. Please revise to disclose whether you record any derivatives related to your commitments to sell loans. If not, please tell us why these commitments do not meet the definition of a derivative. If so, please revise your future filings to disclose the methodology for determining the fair value of such amounts and provide the relevant disclosures pursuant to ASC 810-10-50.

Response:

The Company will disclose in future filings that the commitments to sell mortgage loans held for sale are considered derivative contracts.  The Company will further disclose the methodology for determining the fair value of such amounts and provide the relevant disclosures pursuant to ASC 810-10-50.

Comment:

9.
Please revise your future filings to disclose the method used to determine impairment pursuant to ASC 310 related to your impaired loans. If any impaired loans are valued using the practical expedient therein, please revise to disclose the methodology for determining the fair value of such amounts and provide the relevant disclosure pursuant to ASC 810-10-50.

Response:

Please be advised that the Company will include the requested information in future filings.

Item 11. Executive Compensation - Summary Compensation Table, page 15

Comment:

10.	Please tell us and revise in your future disclosures the material factors necessary to understand the figures disclosed in the “Bonus” column of your Summary Compensation Table.

Response:

The figures disclosed in the “Bonus” column of the Company’s Summary Compensation Table constitute cash bonuses awarded in accordance with the Company’s Annual Employee Incentive Program.  The Company will include this disclosure in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q/A for the Quarter Ended March 31, 2010 – Exhibits 31.1 and 31.2

Comment:

11.
We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and Form 10-Q/A contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications omit language from Item 4 whereby you certify that you have responsibility for establishing and maintaining internal control over financial reporting. Please file amended certifications and in all future filings the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response:

Please be advised that the Company will file amended certifications for the fiscal year ended December 31, 2009 under cover of Form 10-K/A and Form 10-Q/A for the quarter ended March 31, 2010 – Exhibits 31.1 and 31.2.   Furthermore, such certifications in all future filings will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarter Ended June 30, 2010 – General

Comment:

12.
Please revise future filings to disclose the information required by Items III and IV of Industry Guide 3. Please also revise to present the credit quality measures discussed in your Form 10-K including, but not limited to, non-performing loans and allowance to non-performing loans. Alternatively, please disclose why you believe such disclosures are not meaningful to an investor’s understanding of material trends in your loan portfolio and related credit losses.

Response:

Please be advised that the Company will include the requested information in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call me at (931) 920-1503 if you have any questions.

Sincerely,

/s/Patrick C. Greenwell
Patrick C. Greenwell
Chief Financial Officer

cc:       Mr. Earl O. Bradley, III
    Chief Executive Officer

    Victor Cangelosi, Esq